Exhibit 99.1

BTQ Technologies Awarded Australian Government Industry Growth Program Support to Accelerate QCIM Commercialization

•	Australian Government support: BTQ has been selected for the Australian Government's Industry Growth Program Advisory Service to accelerate the commercialization of its Quantum Compute-in-Memory (QCIM) chip, a next-generation silicon platform for post-quantum security.
•	What QCIM enables: QCIM is a crypto-agile secure element that delivers classical and post-quantum cryptography directly in silicon, targeting high-throughput, low-power encryption and signatures for mission-critical sectors including defense, financial services, telecom, and critical infrastructure.
•	Commercialization pathway: The program provides strategic guidance to move QCIM from a validated test chip to a production-ready platform, complementing BTQ's silicon validation collaboration with ITRI and its previously announced work with ICTK to progress toward integrated deployment and real-world validation.

VANCOUVER, BC, March 9, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, is pleased to announce it has been awarded support through the Australian Government's Industry Growth Program Advisory Service to accelerate the commercialization of its Quantum Compute-in-Memory ("QCIM") chip, a next-generation silicon platform designed to enable secure, scalable cryptographic computation for the post-quantum era.

The Industry Growth Program Advisory Service supports high-potential companies developing innovative technologies aligned with national capability priorities. BTQ's selection recognizes QCIM as a critical hardware platform for enabling post-quantum security across defense, financial services, telecommunications, and critical infrastructure.

QCIM is a crypto-agile secure element designed to deliver classical and post-quantum cryptography directly in silicon. The platform enables high-throughput, low-power encryption and digital signatures while remaining adaptable to evolving global post-quantum cryptography standards. By embedding quantum-resilient security at the hardware layer, QCIM reduces long-term migration risk for organizations preparing for the transition to a post-quantum world.

Through the Industry Growth Program Advisory Service, BTQ will receive strategic commercialization guidance to advance QCIM from a validated test chip to a production-ready platform. This includes refining go-to-market pathways, identifying priority defense and mission-critical sectors, supporting pilot deployments, and aligning QCIM with Australian national security and sovereign capability objectives.

BTQ's participation in the Industry Growth Program Advisory Service complements other QCIM commercialization pathways already underway. BTQ is collaborating with the Industrial Technology Research Institute ("ITRI"), a world-leading applied R&D organization founded in 1973 that has helped transform Taiwan's industries into innovation-driven sectors and has incubated hundreds of startups and spinoffs, including UMC and TSMC. Through this collaboration, BTQ and ITRI will build and test QCIM in silicon, advancing the program into a key validation stage by measuring performance characteristics such as speed and power consumption and producing benchmark results to guide product development, integration, and deployment planning. This validation work complements BTQ's previously announced work with ICTK, which is focused on developing a fully integrated, commercially deployable post-quantum chipset and progressing it toward real-world validation and deployment.

BTQ is advancing QCIM as a 28-nanometer secure element implementation. The platform is designed to support NIST-standard post-quantum algorithms alongside classical cryptography within a single hardened architecture, enabling performance improvements, reduced power consumption, and simplified system integration compared to traditional multi-component security chips.

The commercialization of QCIM will provide a foundational hardware layer for post-quantum-ready systems, including secure communications, authentication, and data protection in environments where long-term security assurance is critical. Initial deployment targets include defense systems, payment and financial infrastructure, telecom networks, industrial IoT, and secure computing platforms.

"Being selected for the Australian Government's Industry Growth Program Advisory Service is an important step in scaling QCIM from a validated test chip into a production-ready secure element," said Olivier Roussy Newton, Chief Executive Officer of BTQ Technologies. "Working directly with government partners helps ensure our commercialization roadmap is aligned with Australia's national defense and security priorities, and allows us to focus QCIM development on the mission-critical requirements where quantum-resilient security is most urgent. Combined with our silicon validation work with ITRI and our integration pathway with ICTK, we are advancing QCIM toward real-world deployment and large-scale procurement."

Participation in the Industry Growth Program Advisory Service strengthens BTQ's ability to deliver QCIM as a deployable and certifiable secure element for large-scale procurement, while supporting Australia's objectives to build sovereign capability in advanced semiconductors, cryptography, and quantum-ready technologies.

About BTQ

BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 09-MAR-26